  EXHIBIT 99.1

BUENOS AIRES, October 13, 2022

COMISIÓN NACIONAL DE VALORES (“CNV”)

Deputy Management of Issuing Companies

25 de Mayo 175

City of Buenos Aires

To: Issuing Companies

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)

Sarmiento 299

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)

San Martin 344

City of Buenos Aires

Subject: material news

Dear Mr./Mrs.,

It is a pleasure to contact you in my capacity as Head of Market

Relations of Central Puerto S.A. (“CPSA” or the “Company”, indistinctly) in compliance of Article 11, Section II, Chapter II, Title II of CNV Regulations (N.T. 2013) so as to inform you that the Company’s Board of Directors, with report from Statutory Audit Committee and the Supervisory Committee, decided to establish the terms and conditions for the acquisition of the shares issued by the Company for up to USD 10,000,000 (ten million US dollars), under the terms of Section 64 and subsequent sections of the Capital Market Act No. 26 831 and the regulations of Comisión Nacional de Valores.

The Board of Directors considers this operation is within the best interest of the Company’s shareholders, who will increase their interest in Central Puerto S.A.’s strategic assets through this repurchase.

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Such proceeding, which can be made by the Company and/or its subsidiaries, will be subject to the following terms and conditions:

(i)	Maximum amount to invest: USD 10,000,000 (ten million US dollars);
(ii)	Percentage over share capital that will be affected by the acquisition: in no case, shall the proposed acquisition exceed 10% of the Company’s share capital at the time of the acquisition of shares, pursuant to the limits provide by the applicable regulations;
(iii)	Daily limit for operations in the market: regarding the applicable regulations, the limit shall be of up to 25% (twenty-five per cent) of the average volume of daily transactions for the share in the markets it is listed, considering the previous 90 (ninety) working days of rate;
(iv)	Price to be paid for shares: the maximum Price to be paid shall be of US$4.60 per American Depositary Receipt (“ADR”) at the New York Stock Exchange (“NYSE”) and up to a maximum of AR$144 per common share at Bolsa y Mercados Argentinos.
(v)	Origin of funds: repurchase will be made with free reserves from the Optional Reserve still pending distribution resulting from the last approved financial statements, by proving the cash availability to cover this decision. It is put on record that the Company has the necessary credit to perform the mentioned acquisitions without such affecting its solvency;
(vi)	Term during which acquisitions will take place: the Company will acquire shares in a 180-calendar-day period counted as from the working day following the notification of the purchase to the market, subject to any renewal or extension, which will be informed to the investor through the same means; and
(vii)	Internal communication: the directors, members of the Statutory Audit Committee and managers are informed that due to this decision by the Company to acquire its own shares, as per the foregoing section (iv), they cannot sale the Company’s shares they hold or that they administer directly or indirectly during the corresponding term.

Sincerely yours,

Leonardo Marinaro

Head of Market Relations

 Central Puerto S.A

Avda. Tomás A. Edison 2701 – C1104BAB – City Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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